EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated

Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited)

TSX: ASM | NYSE AMERICAN: ASM

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Thousands of US Dollars - Unaudited)

	Note	September 30, 2026	December 31, 2025
ASSETS
Current assets:
Cash		$138,247	$101,724
Amounts receivable		4,105	12,003
Amounts due from related parties	10(b)	157	141
Taxes recoverable	4	2,532	1,770
Derivative asset		-	1,314
Prepaid expenses and other assets		3,787	2,920
Inventory	5	15,465	12,196
Total current assets		164,293	132,068
Exploration and evaluation assets	7	15,863	15,699
Plant, equipment and mining properties	9	138,110	125,365
Long-term investments	6	2,988	4,151
Other assets		1,523	1,749
Total assets		$322,777	$279,032
LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities		11,086	14,204
Taxes payable		7,500	7,143
Derivative liability		523	-
Deferred consideration payable	9	-	8,326
Current portion of finance lease obligations		2,827	2,632
Current portion of equipment loans		828	201
Total current liabilities		22,764	32,506
Finance lease obligations		3,076	2,994
Equipment loans		892	187
Reclamation provision	11	3,100	2,921
Deferred income tax liabilities		4,752	6,394
Total liabilities		34,584	45,002
EQUITY
Share capital	12	269,588	243,317
Equity reserves		11,790	11,689
Treasury shares		(97)	(97)
Accumulated other comprehensive loss		(9,388)	(4,264)
Retained earnings (accumulated deficit)		16,300	(16,615)
Total equity		288,193	234,030
Total liabilities and equity		$322,777	$279,032

Commitments & Contingencies – Note 15

Subsequent Events – Note 19

Approved by the Board of Directors on November 4, 2026

Michael Clark	Director	David Wolfin	Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	2

Condensed Consolidated Interim Statements of Operations

and Comprehensive Income (Loss)

(Expressed in Thousands of US Dollars, other than per share amounts - Unaudited)

	Note	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025
Revenue from mining operations	13	$33,385	$21,042	$99,605	$61,683
Cost of sales	13	18,553	11,137	48,384	30,992
Mine operating income		14,832	9,905	51,221	30,691
OPERATING EXPENSES
General and administrative expenses	14	2,044	1,832	7,359	5,928
Share-based payments	12	837	1,165	3,177	2,847
Income before other items		11,951	6,908	40,685	21,916
OTHER ITEMS
Interest and other income		1,388	342	3,449	675
Gain (loss) on long-term investments	6	(224)	2,383	(662)	2,746
Unrealized gain (loss) on derivatives		(1,153)	86	(1,837)	2,000
Foreign exchange gain (loss)		564	1,139	6,234	(391)
Finance cost		(104)	(69)	(435)	(78)
Accretion of reclamation provision	11	(70)	(56)	(204)	(156)
Interest expense		(159)	(27)	(403)	(218)
Other expenses		-	-	-	(421)
Income before income taxes		12,193	10,706	46,827	26,073
INCOME TAXES
Current income tax expense		(4,265)	(3,333)	(15,554)	(8,426)
Deferred income tax recovery (expense)		(1,825)	329	1,642	(1,464)
Income tax expense		(6,090)	(3,004)	(13,912)	(9,890)
Net income		6,103	7,702	32,915	16,183
OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation differences		257	(1,075)	(5,124)	439
Total comprehensive income		$6,360	$6,627	$27,791	$16,622
INCOME PER SHARE	12(e)
Basic		$0.04	$0.05	$0.19	$0.11
Diluted		$0.03	$0.05	$0.19	$0.10
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	12(e)
Basic		169,853,347	147,988,156	168,819,803	144,682,370
Diluted		174,526,584	157,140,213	173,906,102	154,716,640

The accompanying notes are an integral part of the condensed consolidated interim financial statements

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	3

Condensed Consolidated Interim Statements of Changes in Equity

(Expressed in Thousands of US Dollars - Unaudited)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Retained Earnings Accumulated (Deficit)	Total Equity
Balance, January 1, 2025		140,565,642	$163,325	$11,529	$(97)	$(6,035)	$(43,323)	$125,399
Common shares issued:
At the market issuances	12	9,953,995	37,538	-	-	-	-	37,538
Exercise of options		2,562,615	3,165	(1,505)	-	-	-	1,660
Vesting of RSUs		1,308,296	1,008	(1,008)	-	-	-	-
Carrying value of RSU forfeited for withholding taxes	12	-	-	(342)	-	-	-	(342)
Issuance costs	12	-	(1,602)	-	-	-	-	(1,602)
Share-based payments	12	-	-	2,847	-	-	-	2,847
Expiration of options		-	-	(65)	-	-	65	-
Net income for the period		-	-	-	-	-	16,183	16,183
Currency translation differences		-	-	-	-	439	-	439
Balance, September 30, 2025		154,390,548	$203,434	$11,456	$(97)	$(5,596)	$(27,075)	$182,122
Balance, January 1, 2026		162,308,988	243,317	11,689	(97)	(4,264)	(16,615)	234,030
Common shares issued:
At the market issuances	12	3,099,435	25,656	-	-	-	-	25,656
Exercise of options	12	3,302,904	4,815	(1,729)	-	-	-	3,086
Vesting of RSUs	12	1,691,983	1,347	(1,347)	-	-	-	-
Shares repurchased and cancelled	12	(784,771)	(4,629)	-	-	-	-	(4,629)
Issuance costs	12	-	(918)	-	-	-	-	(918)
Share-based payments	12	-	-	3,177	-	-	-	3,177
Net income for the period	12	-	-	-	-	-	32,915	32,915
Currency translation differences		-	-	-	-	(5,124)	-	(5,124)
Balance, September 30, 2026		169,618,539	$269,588	$11,790	$(97)	$(9,388)	$16,300	$288,193

The accompanying notes are an integral part of the condensed consolidated interim financial statements

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	4

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Thousands of US Dollars - Unaudited)

	Note	2026	2025
OPERATING ACTIVITIES
Net income		$32,915	$16,183
Adjustments for non-cash items:
Deferred income tax expense (recovery)		(1,642)	1,464
Depreciation and depletion		6,516	2,736
Accretion of reclamation provision	11	204	156
Loss (gain) on investments	6	662	(2,746)
Unrealized loss (gain) on derivatives	17	1,837	(2,000)
Unrealized loss (gain) on foreign exchange		(4,901)	1,369
Write down of equipment and materials		49	413
Other expenses		-	425
Finance costs on deferred consideration payable		425	64
Share-based payments	12(c)(d)	3,177	2,847
		39,242	20,911
Net change in non-cash working capital items	16	350	(3,474)
Cash provided by operating activities		39,592	17,437
FINANCING ACTIVITIES
Shares issued for cash, net of issuance costs		24,738	35,936
Proceeds from option exercises and RSU vesting, net		3,086	1,318
Deferred consideration payment		(8,750)	-
Shares repurchased and cancelled		(4,629)	-
Lease liability payments		(2,594)	(1,608)
Equipment loan payments		(413)	(240)
Cash provided by financing activities		11,438	35,406
INVESTING ACTIVITIES
Proceeds from sale of long-term investments		386	-
Exploration and evaluation expenditures		(170)	(568)
Additions to plant, equipment and mining properties		(14,723)	(22,258)
Cash used in investing activities		(14,507)	(22,826)

Change in cash		36,523	30,017
Effect of exchange rate changes on cash		-	(3)
Cash, beginning of period		101,724	27,317
Cash, ending of period		$138,247	$57,331

Supplementary Cash Flow Information (Note 16)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	5

AVINO SILVER & GOLD MINES LTD.

Notes to Unaudited Condensed

Consolidated Interim Financial Statements

For the nine months ended September 30, 2026, and 2025

(Expressed in Thousands of US Dollars – except where otherwise noted)

1. Nature of Operations

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada (except for the province of Quebec) and the United States, and trades on the Toronto Stock Exchange (“TSX”) under the ticker ASM:TSX, the NYSE American under the ticker ASM:NYSE-A, and the Frankfurt and Berlin Stock Exchanges under the ticker GV6.

The Company operates the Elena Tolosa Mine (“ET Mine” or “Avino Mine”), which produces copper, silver and gold at the historic Avino property in the state of Durango, Mexico. The Avino property also hosts the San Gonzalo Mine, which is currently on care and maintenance. The Company also holds 100% interest in Proyectos Mineros La Preciosa S.A. de C.V. (“La Preciosa”), a Mexican corporation, which owns the La Preciosa Property.

2. Basis of Presentation

Statement of Compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting under IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed consolidated interim financial statements do not contain all of the information required for full annual consolidated financial statements. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s December 31, 2025 annual consolidated financial statements, which were prepared in accordance with IFRS Accounting Standards as issued by the IASB. In particular, the Company’s material accounting policy information was presented in Note 3 of the annual audited consolidated financial statements for the year ended December 31, 2025, and have been consistently applied in the preparation of these condensed consolidated interim financial statements, except as follows:

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	6

Plant, equipment and mining properties

Effective April 16, 2026, and the date of the Company’s NI 43-101 Technical Report, the Company commenced depleting mining properties using the units of production method based on the estimated remaining life of the mine, for its mining operations that have achieved management’s intended production levels. The change in accounting policy did not have a significant impact on depreciation in the current period nor will it have a significant impact in subsequent periods.

Basis of Presentation

These consolidated financial statements are expressed in US dollars and have been prepared on a historical cost basis except for certain financial instruments that have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting on a going concern basis. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements as if the policies have always been in effect.

Foreign Currency Translation

Foreign Currency Transactions

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

Foreign Operations

Subsidiaries that have functional currencies other than the US dollar translate their statement of operations items at the average rate during the year. Assets and liabilities are translated at exchange rates prevailing at the end of each reporting period. Exchange rate variations resulting from the retranslation at the closing rate of the net investment in these subsidiaries, together with differences between their statement of operations items translated at actual and average rates, are recognized in accumulated other comprehensive income (loss). On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange difference is recognized in the statement of operations.

Significant Accounting Judgments and Estimates

The Company’s management makes judgments in its process of applying the Company’s accounting policies to the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of the impacts on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period from uncertain future events and on the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	7

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2026, are consistent with those applied and disclosed in Note 2 to the Company’s annual consolidated financial statements for the year ended December 31, 2025.

Basis of Consolidation

The financial statements include the accounts of the Company and its Mexican subsidiaries as follows:

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations
Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico	Mexican administration
Nueva Vizcaya Mining, S.A. de C.V.	100%	Mexico	Mexican administration
Promotora Avino, S.A. de C.V. (“Promotora”)	79.09%	Mexico	Holding company
Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”)	98.45% direct 1.22% indirect (Promotora) 99.67% effective	Mexico	Mining and exploration
La Luna Silver & Gold Mines Ltd.	100%	Canada	Holding company
La Preciosa Silver & Gold Mines Ltd.	100%	Canada	Holding company
Proyectos Mineros La Preciosa S.A. de C.V.	100%	Mexico	Mining and exploration
Cervantes LLP	100%	U.S.	Holding company

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

3. Recent Accounting Pronouncements

New and amended IFRS Accounting Standards that are effective for the current year:

Certain new accounting standards and interpretations have been published that are either applicable in the current year or are not mandatory for the current period and have not been early adopted.

During the nine months ended September 30, 2026, the Company adopted amendments to IFRS 9 Financial Instruments and related amendments to IAS 7 Statement and of Cash Flows and IFRS 7 Financial Instruments: Disclosures, related to the settlement of financial assets and financial liabilities through electronic payment systems. The amendments clarify the timing of recognition and derecognition of financial assets and financial liabilities settled electronically and introduce and optional exception for certain electronic payment arrangements. We have assessed these amendments and the adoption of these amendments did not have a material impact on the Company’s consolidated financial statements.

IFRS Accounting Standards not yet adopted:

Certain new accounting standards and interpretations have been published that are either applicable in the current year or are not mandatory for the current period and have not been early adopted.

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	8

On April 9, 2024, the IASB issued IFRS 18 “Presentation and Disclosure in the Financial Statements” (“IFRS 18”), replacing IAS 1 “Presentation of Financial Statements”. IFRS 18 introduces new categories and defined subtotals in the statement of profit or loss, introduces the concept of management-defined performance measures (“MPMs”) and related disclosure requirements, and includes requirements to improve the aggregation and disaggregation of information in the financial statements. With respect to the statement of profit or loss, items of income and expenses will be grouped into new categories and defined subtotals, resulting in changes to certain existing line items and the subtotals presented, with no change to net income. An MPM is defined as a subtotal of income and expenses that a company uses in public communications outside of its financial statements to represent management’s view of the company’s financial performance.

As a result of IFRS 18, amendments to IAS 7 “Statement of Cash Flows” were also issued to require that entities use the operating profit subtotal as the starting point for the indirect method of reporting cash flows from operating activities. In addition, presentation alternatives will be removed for interest paid and received. All interest paid will be required to be presented as a financing cash flow, representing a change from the Company’s current presentation of capitalized interest paid within cash flows used in investing activities.

The Company is currently assessing the impact of IFRS 18 on its financial statements and will apply the standard from its mandatory effective date of January 1, 2027. As retrospective application is required, the comparative information for the financial year ending December 31, 2026, including each quarter therein, will be restated in accordance with IFRS 18.

4. Taxes Recoverable

The Company’s taxes recoverable consist of the Mexican I.V.A. (“VAT”) and income taxes recoverable and Canadian sales taxes (“GST/HST”) recoverable.

	September 30, 2026	December 31, 2025
VAT recoverable	$2,502	$1,731
GST recoverable	30	22
Income taxes recoverable	-	17
	$2,532	$1,770

5. Inventory

	September 30, 2026	December 31, 2025
Process material stockpiles	$2,340	$3,016
Concentrate inventory	6,403	4,230
Materials and supplies	6,722	4,950
	$15,465	$12,196

The amount of inventory recognized as an expense for the three and nine months ended September 30, 2026 totaled $18,504 and $48,335 (three and nine months ended September 2025 – $11,137 and $30,597). See Note 13 for further details.

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	9

6. Long-Term Investments

The Company classifies its long-term investments as designated at fair value through profit and loss under IFRS 9. Long-term investments are summarized as follows:

For the nine months ended September 30, 2026	Fair Value December 31, 2025	Net Additions / (Disposals)	Movements in foreign exchange	Fair value Adjustments for the period	Fair Value September 30, 2026
Talisker Resources Common Shares	$2,351	$(226)	$(57)	$(590)	$1,478
Silver Wolf Exploration Ltd. Common Shares	1,114	-	(28)	(369)	717
Silver Wolf Exploration Ltd. Warrants	184	-	(3)	(106)	75
Endurance Gold Corp. Common Shares	376	-	(21)	172	527
Endurance Gold Corp. Warrants	126	-	(7)	72	191
	$4,151	$(226)	$(116)	$(821)	$2,988

7. Exploration and Evaluation Assets

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Note	Avino, Mexico	La Preciosa, Mexico	Total
Balance, December 31, 2024		$15,992	$36,898	$52,890
Drilling and exploration		70	310	380
Assessments and taxes		185	12	197
Transfer to other assets		-	(2,215)	(2,215)
Transfer to mining properties	10	-	(35,005)	(35,005)
Disposition of Ana Maria and El Laberinto claims		(556)	-	(556)
Effect of movements in exchange rates		8	-	8
Balance, December 31, 2025		$15,699	$-	$15,699
Drilling and exploration		-	-	-
Assessments and taxes		215	-	215
Effect of movements in exchange rates		(51)	-	(51)
Balance, September 30, 2026		$15,863	$-	$15,863

A. Avino, Mexico

The Company’s subsidiary Avino Mexico owns 42 mineral claims and leases four mineral claims in the state of Durango, Mexico. The Company’s mineral claims in Mexico are divided into the following two groups:

1. Avino Mine Area Property

The Avino Mine area property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares, and one leased exploitation concession covering 98.83 hectares.

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	10

2. Unification La Platosa Properties

The Unification La Platosa properties, consist of three leased concessions in addition to the leased concessions situated within the Avino mine area property near the towns of Panuco de Coronado and San Jose de Avino and surrounding the Avino Mine.

In February 2012, the Company’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET zone”. The ET zone includes the Avino Mine, where production at levels intended by management was achieved on July 1, 2015.

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the granting of these rights, the Company issued 135,189 common shares with a fair value of C$250 during the year ended December 31, 2012. The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (“NSR”). In addition, after the start of production, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales a minimum royalty equal to the applicable NSR royalty based on the processing at a monthly rate of 15,000 tonnes.

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of $8 million within 15 days of the Company’s notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

B. La Preciosa, Mexico

La Preciosa is a development stage mineral property located in the state of Durango, Mexico, within the municipalities of Pánuco de Coronado and Canatlán. The Project is hosting one of the largest undeveloped primary silver resources in Mexico, and is located adjacent to Avino’s existing operations at the Avino Property in Durango, Mexico. The property covers an area of approximately 1,134 hectares and is located on the eastern flank of the Sierra Madre Occidental mountain range.

On April 1, 2025, the Company determined that La Preciosa had demonstrated technical feasibility and commercial viability to support the reclassification from the exploration and evaluation asset stage to the development stage and mining properties with plant, equipment and mining properties.

As such, the Company performed an assessment for impairment under IFRS 6 prior to reclassification. Management assessed whether or not the assets were impaired using a quantitative assessment of the recoverable value.

Based on these factors, all of the criteria required by IAS 36.10 have been met, and the Company determined that the recoverable amount exceeds the carrying value, and no impairment was recorded.

8. Non-Controlling Interest

At September 30, 2026, the Company had an effective 99.67% (December 31, 2025 - 99.67%) interest in its subsidiary Avino Mexico and the remaining 0.33% (December 31, 2025 - 0.33%) interest represents a non-controlling interest. The accumulated deficit and current period income attributable to the non-controlling interest are insignificant and accordingly have not been presented separately in the consolidated financial statements.

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	11

9. Plant, Equipment and Mining Properties

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings and construction in process	Total
Cost
Balance at January 1, 2025	$19,230	$1,191	$1,763	$16,331	$28,222	$14,982	$81,719
Additions / Transfers	4,436	55	200	8,973	4,425	842	18,931
Transfer from exploration and evaluation assets (Note 7)	35,005	-	-	-	-	-	35,005
Royalty buyback	21,787	-	-	-	-	-	21,787
Writedowns	-	(12)	(7)	(1,716)	(343)	-	(2,078)
Effect of movements in exchange rates	12	-	-	3	-	27	42
Balance at December 31, 2025	80,470	1,234	1,956	23,591	32,304	15,851	155,406
Additions	6,782	79	93	6,824	4,173	2,078	20,029
Writedowns	-	(2)	(7)	(96)	(72)	-	(177)
Effect of movements in exchange rates	(733)	-	-	47	-	(6)	(692)
Balance at September 30, 2026	86,519	1,311	2,042	30,366	36,405	17,923	174,566
Accumulated Depletion And Depreciation / Impairment
Balance at January 1, 2025	9,899	643	1,000	5,297	7,849	3,230	27,918
Additions	503	148	410	1,523	774	329	3,687
Writedowns	-	(11)	(5)	(1,455)	(93)	-	(1,564)
Balance at December 31, 2025	10,402	780	1,405	5,365	8,530	3,559	30,041
Additions	618	116	298	781	4,410	320	6,543
Writedowns	-	(2)	(6)	(89)	(31)	-	(128)
Balance at September 30, 2026	11.020	894	1,697	6,057	12,909	3,879	36,456
Net Book Value
At September 30, 2026	$75,499	$417	$345	$24,309	$23,496	$14,044	$138,110
At December 31, 2025	$70,068	$454	$551	$18,226	$23,774	$12,292	$125,365

Included in Buildings and construction in process above are assets under construction of $6,565 as at September 30, 2026 (December 31, 2025 - $5,019) on which no depreciation was charged in the periods then ended. Once the assets are available for use, they will be transferred to the appropriate class of plant, equipment and mining properties.

As of September 30, 2026, the Company recorded a write-down of $49 (December 31, 2025 - $514) against the carrying value of mine and mill machinery and transportation equipment due to damage and obsolescence.

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	12

As at September 30, 2026, plant, equipment and mining properties included a net carrying amount of $10,313 (December 31, 2025 - $9,162) for mining equipment and right of use assets under lease.

On August 25, 2025, the Company acquired all outstanding royalties and obligations held by Deterra Royalties Inc., on the La Preciosa property. Consideration for the transaction was $13.25 million upfront payment, followed by an $8.75 million payment deferred for one year. The consideration has been measured at fair value as of the transaction date and recorded as an addition to mineral properties. The present value of the deferred obligation payment was calculated using a discount interest rate of 7.47%.

10. Related Party Transactions and Balances

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

A. Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel is as follows:

	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025
Salaries, benefits, and consulting fees	$425	$304	$1,307	$1,227
Share-based payments	736	949	2,747	2,285
	$1,161	$1,253	$4,054	$3,512

B. Amounts due to/from related parties

In the normal course of operations, the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand.

The following table summarizes the amounts were due to/(from) related parties:

	September 30, 2026	December 31, 2025
Oniva International Services Corp.	$79	$98
Silver Wolf Exploration Ltd.	(236)	(239)
	$(157)	$(141)

For consulting services provided to the Company by the President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by the Company’s President and CEO and director. For the nine months ended September 30, 2026, the Company paid $271 (September 30, 2025 - $333) to ICC.

C. Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company, with a 2.5% markup. The President & CEO, and director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	13

The transactions with Oniva are summarized below:

	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025
Salaries and benefits	$365	$261	$1,305	$834
Office and miscellaneous	114	131	486	402
	$479	$392	$1,791	$1,236

11. Reclamation Provision

Management’s estimate of the reclamation provision at September 30, 2026, is $3,100 (December 31, 2025 – $2,921), and the undiscounted value of the obligation is $6,117 (December 31, 2025 – $5,573).

The present value of the obligation was calculated using a risk-free interest rate of 9.13% (December 31, 2025 – 9.13%) and an inflation rate of 3.84% (December 31, 2025 – 3.84%). Reclamation activities are estimated to begin in 2028 for the San Gonzalo Mine and in 2043 for the Avino Mine and La Preciosa Mine.

A reconciliation of the changes in the Company’s reclamation provision is as follows:

	September 30, 2026	December 31, 2025
Balance at beginning of the period	$2,921	$2,062
Changes in estimates	-	349
Unwinding of discount	204	204
Effect of movements in exchange rates	(25)	306
Balance at end of the period	$3,100	$2,921

12. Share Capital and Share-Based Payments

A. Authorized

Unlimited common shares without par value

B. Issued

i.	During the nine months ended September 30, 2026, the Company issued 3,099,435 common shares through an at-the-market offering via a prospectus supplement for gross proceeds of $25,656. The Company paid a 2.75% cash commission of $706 on gross proceeds, for net proceeds of $24,950. The Company also incurred $212 in share issuance costs related to its base shelf prospectus and prospectus supplement filings.

During the nine months ended September 30, 2026, the Company issued 3,302,904 common shares following the exercise of 3,317,000 stock options, with 14,096 shares being forfeit for net exercise. As a result, $4,815 was recorded to share capital, representing cash proceeds of $3,099 and the fair value upon issuance of $1,730.

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	14

During the nine months ended September 30, 2026, the Company issued 1,691,983 common shares upon vesting of RSUs. As a result, $1,347 was recorded to share capital.

On April 6, 2026, the Company received acceptance from the Toronto Stock Exchange (the “TSX”) of the Company’s Notice of Intention to make a Normal Course Issuer Bid (the “NCIB”) to repurchase, for cancellation, up to an aggregate of 8,428,566 common shares at prevailing market prices commencing on April 8, 2026 and ending on the earlier of April 7, 2027, and the date on which the Company reaches the maximum purchases permitted under the NCIB. During the nine months ended September 30, 2026, the Company repurchased and subsequently cancelled 784,771 common shares at an incurred cost of $4,629.

ii.	During the year ended December 31, 2025, the Company issued 16,504,560 common shares through an at- the-market offering via a prospectus supplement for gross proceeds of $77,024. The Company paid a 2.75% cash commission of $2,118 on gross proceeds, for net proceeds of $74,906. The Company also incurred $690 in share issuance costs related to its base shelf prospectus and prospectus supplement filings.

During the year ended December 31, 2025, the Company issued 3,930,490 common shares following the exercise of 4,251,000 stock options, with 320,510 shares being forfeit for net exercise. As a result, $4,768 was recorded to share capital, representing cash proceeds of $2,617 and the fair value upon issuance of $2,151.

During the year ended December 31, 2025, the Company issued 1,308,296 common shares upon vesting of RSUs. As a result, $1,008 was recorded to share capital.

C. Stock Options

The Company has a stock option plan to purchase the Company’s common shares, under which it may grant stock options of up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers, and employees, and to persons providing investor relations or consulting services, the limits being based on the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor relations services, which vest over a period of one year. The option price must be greater than or equal to the discounted market price on the grant date, and the option term cannot exceed ten years from the grant date.

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	15

Continuity of stock options is as follows:

	Underlying Shares	Weighted Average Exercise Price (C$)
Stock options outstanding, January 1, 2025	7,675,000	$1.15
Granted	2,547,000	$2.24
Exercised	(4,251,000)	$1.32
Expired	(100,000)	$1.64
Stock options outstanding, December 31, 2025	5,871,000	$1.50
Granted	737,908	$9.43
Exercised	(3,317,000)	$1.32
Cancelled	(1,336)	$9.41
Stock options outstanding, September 30, 2026	3,290,572	$3.45
Stock options exercisable, September 30, 2026	2,772,286	$2.33

The following table summarizes information about the stock options outstanding and exercisable at September 30, 2026:

		Outstanding		Exercisable
Expiry Date	Price (C$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Remaining Contractual Life (Years)
March 29, 2028	$1.12	450,000	1.50	450,000	1.50
March 25, 2029	$0.78	535,000	2.48	535,000	2.48
April 9, 2030	$2.11	1,494,000	3.53	1,494,000	3.53
May 27, 2030	$4.38	75,000	3.66	75,000	3.66
March 16, 2031	$9.41	436,572	4.46	218,286	4.46
June 4, 2031	$9.47	300,000	4.68	-	4.68
		3,290,572	3.31	2,772,286	3.07

Valuation of stock options requires the use of estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing stock options is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the stock options was calculated using the Black-Scholes model with the following weighted average assumptions and resulting fair values:

	September 30, 2026	December 31, 2025
Weighted average assumptions
Risk-free interest rate	3.03%	2.80%
Expected dividend yield	0%	0%
Expected life	4.4 years	5 years
Expected stock price volatility	62.46%	60.28%
Expected forfeiture rate	12%	13%
Weighted average fair value	C$4.29	C$1.06

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	16

During the nine months ended September 30, 2026, the Company charged $1,678 (December 31, 2025 - $1,781) to operations as share-based payments for the fair value of stock options granted.

D. Restricted Share Units

On April 19, 2018, the Company’s Restricted Share Unit (“RSU”) Plan was approved by its shareholders. The RSU Plan is administered by the Compensation Committee under the supervision of the Board of Directors as compensation to officers, directors, consultants, and employees. The Compensation Committee determines the terms and conditions upon which a grant is made, including any performance criteria or vesting period.

Upon vesting, each RSU entitles the participant to receive one common share, provided that the participant is continuously employed with or providing services to the Company. RSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such RSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the RSU vests and the RSU participant receives common shares.

Continuity of RSUs is as follows:

	Underlying Shares	Weighted Average Price (C$)
RSUs outstanding, January 1, 2025	3,540,868	$1.08
Granted	1,547,715	$2.50
Exercised	(1,308,296)	$1.10
Cancelled / Forfeited	(443,572)	$1.11
RSUs outstanding, December 31, 2025	3,336,715	$1.72
Granted	209,805	$9.41
Exercised	(1,690,911)	$1.50
Cancelled / Forfeited	(30,443)	$1.21
RSUs outstanding, September 30, 2026	1,825,166	$2.82

The following table summarizes information about the RSUs outstanding at September 30, 2026:

Issuance Date	Price (C$)	Number of RSUs Outstanding
April 1, 2024	$1.02	582,000
April 9, 2025	$2.41	984,000
May 27, 2025	$4.38	50,000
March 16, 2026	$9.41	209,166
		1,825,166

During the nine months ended September 30, 2026, 209,805 RSUs (December 31, 2025 – 1,547,715) were granted. The weighted average fair value at the measurement date was C$9.41, based on the TSX market price of the Company’s shares on the date the RSUs were granted.

During the nine months ended September 30, 2026, the Company charged $1,499 (September 30, 2025 – $1,384) to operations as share-based payments for the fair value of the RSUs vested. The fair value of the RSUs is recognized over the vesting period with reference to vesting conditions and the estimated RSUs expected to vest.

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	17

E. Earnings Per Share

The calculations for basic earnings per share and diluted earnings per share are as follows:

	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025
Net income for the period	$6,103	$7,702	$32,915	$16,183
Basic weighted average number of shares outstanding	169,853,347	147,988,156	168,819,803	144,682,370
Effect of dilutive share options and RSUs (‘000)	4,673,237	9,152,058	5,086,299	10,034,270
Diluted weighted average number of shares outstanding	174,526,584	157,140,213	173,906,102	154,716,640
Basic income per share	$0.04	$0.05	$0.19	$0.11
Diluted income per share	$0.03	$0.05	$0.19	$0.10

13. Revenue and Cost of Sales

The Company’s revenues for the nine months ended September 30, 2026 and 2025, are all attributable to Mexico, from shipments of concentrate from the Avino Mine and processing of development material from the La Preciosa Mine.

	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025
Concentrate sales	$31,582	$21,425	$105,588	$59,127
Provisional pricing adjustments	1,803	(383)	(5,983)	2,556
	$33,385	$21,042	$99,605	$61,683

Cost of sales consists of changes in inventories, direct costs including personnel costs, mine site costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party transport fees, depreciation and depletion, and other expenses for the periods. Direct costs include the costs of extracting co-products.

Cost of sales is based on the weighted average cost of inventory sold for the periods and consists of the following for the nine months ended September 30, 2026 and 2025:

	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025
Production costs	$16,855	$9,992	$41,943	$27,963
Write down of equipment and materials and supplies inventory	31	249	49	413
Depreciation and depletion	1,667	896	6,392	2,616
	$18,553	$11,137	$48,384	$30,992

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	18

14. General and Administrative Expenses

General and administrative expenses consist of the following:

	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025
Salaries and benefits	$999	$455	$3,343	$2,281
Office and miscellaneous	303	697	1,261	1,623
Professional fees	220	312	1,109	739
Management and consulting fees	141	122	407	470
Investor relations	128	60	441	286
Regulatory and compliance fees	65	45	262	147
Directors’ fees	74	49	244	135
Travel and promotion	74	47	168	126
Depreciation	41	45	124	121
	$2,045	$1,832	$7,359	$5,928

15. Commitments & Contingencies

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 10.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	September 30, 2026	December 31, 2025
Not later than one year	$700	$459
Later than one year and not later than five years	1,198	1,677
Later than five years	3,067	3,210
	$4,965	$5,346

Office lease payments recognized as an expense during the nine months ended September 30, 2026, totaled $34 (December 31, 2025 - $39).

Due to the nature of the Company’s activities, the Company is from time to time involved in various claims and legal proceedings arising in the conduct of its business. At the reporting date, none of such claims and legal proceedings are considered probable of resulting in a material loss or judgment against the Company.

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	19

16. Supplementary Cash Flow Information

	For the nine months ended September 30, 2026	For the nine months ended September 30, 2025
Net change in non-cash working capital items
Inventory	$(3,241)	$(4,512)
Prepaid expenses and other assets	(664)	(1,082)
Taxes recoverable	(761)	(940)
Taxes payable	358	2,353
Accounts payable and accrued liabilities	(3,224)	2,351
Amounts receivable	7,898	(1,452)
Amounts due to related parties	(16)	(192)
	$350	$(3,474)
Other supplementary information
Interest paid	$387	$240
Taxes paid	16,364	5,133
	$16,751	$5,373
Non-cash investing and financing activities
Transfer of share-based payments reserve upon vesting of RSUs	$1,347	$1,008
Transfer of share-based payments reserve upon exercise of stock options	4,815	3,165
Equipment acquired under finance leases and equipment loans	4,843	3,915
	$11,005	$8,088

17. Financial Instruments

The fair values of the Company’s amounts receivable not subject to provisional pricing, due to/from related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable subject to provisional pricing, long-term investments are recorded at fair value. The carrying amounts of the Company’s deferred consideration payable, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

A. Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, long-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with two (December 31, 2025 – two) counterparties (see Note 18). However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	20

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At September 30, 2026, no amounts were held as collateral.

B. Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at September 30, 2026, in the amount of $138,247 and current assets exceeded current liabilities by $141,529 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of finance lease obligations are due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at September 30, 2026, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$11,086	$11,086	$-	$-
Derivative liability	523	523	-	-
Equipment loans	1,720	828	892	-
Finance lease obligations	6,295	3,155	3,140	-
Total	$19,624	$15,592	$4,032	$-

C. Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

i.

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

ii.	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not materially exposed to interest rate risk, as any material debt obligations that bear interest are fixed and not subject to floating interest rates. A 10% change in the interest rate would not result in a material impact on the Company’s operations.

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	21

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	September 30, 2026		December 31, 2025
	MXN	CDN	MXN	CDN
Cash	$18,714	$2,158	$29,172	$1,710
Due from related parties	-	335	4,026	-
Long-term investments	-	4,239	-	5,690
Reclamation bonds	-	6	-	6
Amounts receivable	12,624	42	11,461	30
Accounts payable and accrued liabilities	(70,233)	(28)	(73,792)	(311)
Due to related parties	-	(135)	-	(135)
Finance lease obligations	(1,254)	(346)	(4,320)	(430)
Net exposure	(40,149)	6,271	(33,453)	6,560
US dollar equivalent	$(2,220)	$4,420	$(1,863)	$4,785

Based on the net US dollar denominated asset and liability exposures as at September 30, 2026, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the nine months ended September 30, 2026, by approximately $129 (December 31, 2025 – $248). The Company has entered into certain foreign currency contracts to mitigate this risk and at September 30, 2026, recorded a derivative liability of $523 (December 31, 2025 – derivative asset of $1,314).

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At September 30, 2026, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $145 (December 31, 2025 - $743).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At September 30, 2026, a 10% change in market prices would have an impact on net earnings (loss) of approximately $272 (December 31, 2025 - $384).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	22

D. Classification of Financial Instruments

IFRS 13 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2026:

	Level 1	Level 2	Level 3
Financial assets
Cash	$138,247	$-	$-
Amounts receivable	31	1,447	-
Derivative asset	-	-	-
Long-term investments	2,724	-	264
Total financial assets	$141,002	$1,447	$264

Financial liabilities
Derivative liability	-	-	(523)
Total financial liabilities	$-	$-	$(523)

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2025:

	Level 1	Level 2	Level 3
Financial assets
Cash	$101,724	$-	$-
Amounts receivable	-	7,430	-
Derivative asset	-	1,314	-
Long-term investments	3,843	-	308
Total financial assets	$105,567	$8,744	$308

Financial liabilities
Derivative liability	-	-	-
Total financial liabilities	$-	$-	$-

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	23

18. Segmented Information

The Company reviews its segment reporting to ensure it reflects the operational structure of the Company and enables the Company's Chief Operating Decision Maker (the Company’s CEO) to review operating segment performance at the mine operating income or loss level, as well as on the basis of total comprehensive income. Effective December 31, 2025, it was determined that the Company has two reportable operating segments, located in Mexico (Avino and La Preciosa). The Company also has a Corporate segment located in Canada. Revenues, cost of sales, operating expenses, other items and income taxes are attributed to the operation in which they arise. Segment results are presented net of intersegment transactions where services are performed on behalf of other segments within the Company. There are no amounts unallocated to reportable segments. Previously, the Company only had one reportable segment. Following this change in the composition of reportable segments, the Company has restated the corresponding segment information for the three and nine months ended September 30, 2025.

The following tables represent the statement of operations and other comprehensive income by segment:

For the three months ended September 30, 2026 and 2025		Revenue	Cost of sales (production costs)	Cost of sales (depreciation)	Mine operating income	Total comprehensive income
Mexico
Avino	2026	$26,579	$11,065	$1,420	$14,094	$8,238
	2025	21,042	10,241	896	9,905	6,316
La Preciosa	2026	6,806	5,821	247	738	663
	2025	-	-	-	-	-
Canada
Corporate	2026	-	-	-	-	(2,541)
	2025	-	-	-	-	311
Consolidated	2026	$33,385	$16,886	$1,667	$14,832	$6,360
	2025	$21,042	$10,241	$896	$9,905	$6,627

For the nine months ended September 30, 2026 and 2025		Revenue	Cost of sales (production costs)	Cost of sales (depreciation)	Mine operating income	Total comprehensive income
Mexico
Avino	2026	$84,615	$32,244	$5,816	$46,555	$28,414
	2025	61,683	28,376	2,616	30,691	22,813
La Preciosa	2026	14,990	9,748	576	4,666	4,186
	2025	-	-	-	-	-
Canada
Corporate	2026	-	-	-	-	(4,809)
	2025	-	-	-	-	(6,191)
Consolidated	2026	$99,605	$41,992	$6,392	$51,221	$27,791
	2025	$61,683	$28,376	$2,616	$30,691	$16,622

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	24

The following table represents information from the consolidated statement of financial position by segment:

As at September 30, 2026 and December 31, 2025		PP&E assets (incl. mineral properties)	E&E assets	Total mining assets	Total assets	Total liabilities
Mexico
Avino	2026	$63,983	$15,863	$79,846	$129,683	$24,808
	2025	59,892	15,699	75,591	116,941	28,390
La Preciosa	2026	73,888	-	73,888	83,824	9,449
	$2025	65,154	-	65,154	73,626	6,389
Canada
Corporate	2026	239	-	239	109,270	327
	2025	319	-	319	88,465	10,022
Consolidated	2026	$138,110	$15,863	$153,973	$322,777	$34,584
	2025	$125,365	$15,699	$141,064	$279,032	$44,801

On the consolidated statements of operations and other comprehensive income for the three months ended September 30, 2026 and 2025, the Company had revenue from the following product mixes, all deriving from its Mexico operations:

	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025
Silver	$18,314	$9,195	$57,039	$25,143
Copper	9,096	6,461	21,000	20,796
Gold	6,072	6,367	22,706	19,484
Penalties, treatment costs and refining charges	(97)	(981)	(1,140)	(3,740)
Total revenue from mining operations	$33,385	$21,042	$99,605	$61,683

For the three and nine months ended September 30, 2026 and 2025, the Company had the following customers that accounted for total revenues as follows:

	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025
Customer #1	$32,499	$20,170	$96,901	$57,654
Customer #2	886	(6)	2,704	3,151
Other customers	-	878	-	878
Total revenue from mining operations	$33,385	$21,042	$99,605	$61,683

19. Subsequent Events

Normal Course Issuer Bid (“NCIB”)

Subsequent to September 30, 2026, the Company repurchased and cancelled 249,943 common shares through its NCIB at an average price of $5.27 for a total cost of $1,316.

AVINO SILVER & GOLD MINES	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	25